UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )*

Milk Bottle Cards Inc.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

599792 10 8
(CUSIP Number)

Alexander Man-Kit Ngan
Director
Milk Bottle Cards Inc.
393A Chatham Road, Paramount Mansion, Flat B4, 7th Floor
Kowloon, Hong Kong
852-2363-2629
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
Randolf W. Katz
Bryan Cave LLP
1900 Main Street, Suite 700
Irvine, CA 92614
(949) 223-7103

October 6, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
□

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

SCHEDULE 13D
CUSIP No. 599792 10 8		Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS: Alexander Man-Kit Ngan

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED:
PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CANADA.

	7	SOLE VOTING POWER : 0

NUMBER OF
SHARES	8	SHARED VOTING POWER: 2,000,000
BENEFICIALLY
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER: 2,000,000
REPORTING
PERSON
WITH	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

66.67%
14	TYPE OF REPORTING PERSON: IN

SCHEDULE 13D
CUSIP No. 599792 10 8		Page 3 of 6 Pages

Item 1. Security and Issuer.

The class of securities to which this Statement relates is the common stock, par value $0.001 per share (“Common Stock”) of Milk Bottle Cards Inc. (the “Company”), a Nevada corporation, with principal executive offices at 127 East 18th Avenue, Vancouver, BC, Canada V5V 1E4.

Item 2. Identity and Background.

(a)-(c)  Alexander Man-Kit Ngan, whose business address is 393A Chatham Road, Paramount Mansion, Flat B4, 7th Floor, Kowloon, Hong Kong, is the Director of the Company.

(d)    The Reporting Person has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

(e)    The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)    The Reporting Person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

The shares are beneficially owned by the Reporting Person because of a limited revocable proxy granted by Nicole Milkovich (the “Stockholder”) to vote or act upon the common stock of the Issuer owned by the Stockholder with respect to any act, matter, proposal, or election relating to effecting a change or influencing the control of the Issuer, or in connection with or as a participant in any transaction having such purpose or effect, as well as with respect to any other disposition of any or all of such shares in any other transaction.

Item 4. Purpose of Transaction

The purpose of granting the limited revocable proxy was to allow the Reporting Person to vote or act upon the common stock of the Issuer owned by the Stockholder with respect to any act, matter, proposal, or election relating to effecting a change or influencing the control of the Issuer, or in connection with or as a participant in any transaction having such purpose or effect, as well as with respect to any other disposition of any or all of such shares in any other transaction.

Item 5. Interest in Securities of the Issuer

(a) and (b) As of October 6, 2007, the Reporting Person beneficially owned 2,000,000 issued and outstanding shares of Common Stock, representing approximately 66.67% of the issued and outstanding shares of the Company. The Reporting Person, until the proxy is revoked or terminated, has the sole power to vote or act on certain items stated in the proxy, including the power to dispose of any or all of the shares; the Stockholder retains the right to vote or direct the right to vote on all other matters (and to revoke the proxy granted to the Reporting Person).

SCHEDULE 13D
CUSIP No. 599792 10 8		Page 4 of 6 Pages

(c) Not applicable.

(d) The Stockholder retains all rights to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The shares are beneficially owned by the Reporting Person because of a limited revocable proxy granted by the Stockholder to vote or act upon the common stock of the Issuer owned by the Stockholder with respect to any act, matter, proposal, or election relating to effecting a change or influencing the control of the Issuer, or in connection with or as a participant in any transaction having such purpose or effect, as well as with respect to any other disposition of any or all of such shares in any other transaction.

Item 7. Materials to be Filed as Exhibits

Exhibit	Description
99.1	Proxy, by and between the Reporting Person and the Stockholder, dated as of October 6, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2007	By:	/s/ Alexander Man-Kit Ngan
Alexander Man-Kit Ngan

Exhibit Index

Exhibit	Description
99.1	Proxy, by and between the Reporting Person and the Stockholder, dated as of October 6, 2007.